UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2016
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ): 02.429.144/0001-93
Company Registry (NIRE) No. 353.001.861-33

EXCERPT FROM THE MINUTES OF THE 300th MEETING OF THE BOARD OF

DIRECTORS

HELD ON AUGUST 31, 2016

1. DATE, TIME AND VENUE: At 9:00 a.m. on August 31, 2016, at the registered office of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, nº 1510, 14º andar, conjunto 142 in the city and state of São Paulo.

2. CALL NOTICE: The meeting was called pursuant to Paragraph 2, Article 17 of the Bylaws of CPFL Energia.

3. ATTENDANCE: All the members of the Board of Directors (“Board”), with the written vote of Mrs. Ana Maria Elorrieta cast in advance, pursuant to Paragraph 7, Article 17 of the Company’s Bylaws. The meeting was also attended by the Chief Financial and Investor Relations Officer, who replaced the Chief Executive Officer, as provided for in Paragraph 1, Article 20 of the Company’s Bylaws and, during part of it, by the Executive Vice-Presidents.

4. PRESIDING BOARD: Chairman – Murilo Cesar L. S. Passos and Secretary – Gisélia Silva.

5. MATTERS DISCUSSED AND RESOLUTIONS TAKEN:

The reading of the Agenda was waived as all those present were aware of its contents. The directors also resolved that these minutes be drawn up in summary form, with the right to submit opinions and dissensions, which will be filed at the headquarters of the Company, and the publication of these minutes as an extract without the signatures of the directors.

After examining and discussing the items on the Agenda, the directors resolved as follows:

(i) Take cognizance and discuss the matters examined by the Board's Advisory Committees during August;

(ii) Take cognizance and discuss the priority themes/projects of the Company, as reported by the Chief Financial and Investor Relations Officer;

(iii) Approve, by unanimous vote, the minutes of the 299th meeting of the Board held on August 3, 2016;

(iv) Discuss and approve, by unanimous vote, in accordance with Article 17, item (o) of the Bylaws, and pursuant to Resolution 2016107-E of the Board of Executive Officers: (a) the credit risk monitoring indicators of the energy sale operations of CPFL Brasil Varejista S.A. (“Covar”) in the retail market; (b) the annual limit of credit risk of the fund portfolio of Covar; and (c) the addition of Appendix I – “Credit Risk of CPFL Brasil Varejista” to the Corporate Risk Management Policy of the Company;

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ): 02.429.144/0001-93
Company Registry (NIRE) No. 353.001.861-33

(v) Discuss and approve, by unanimous vote, in accordance with Article 17, item (s) of the Bylaws, and pursuant to Resolution 2016106-E of the Board of Executive Officers: (a) the granting of guarantee, by CPFL Energia, through guaranty, to the surety-insurance policies already issued and to be issued in the future by AES Sul Distribuidora Gaúcha S.A. (“AES Sul”), subject to the conclusion of its acquisition; (b) inclusion of AES Sul, after the conclusion of its acquisition, in the list of companies authorized to issue surety-insurance policies; and (c) inclusion of any companies that may be incorporated in the CPFL group (wholly-owned subsidiaries) in the list of companies authorized to issue surety-insurance policies, with the granting of guaranty, by CPFL Energia, to the policies already issued and to be issued in the future;

(vi) (vi.i) Discuss and recommend that the executives nominated by the Company to the management bodies of the subsidiaries Companhia Paulista de Força e Luz (“CPFL Paulista”), Companhia Piratininga de Força e Luz (“CPFL Piratininga”), Rio Grande Energia S.A. (“RGE”), Companhia Luz e Força Santa Cruz (“CPFL Santa Cruz”), Companhia Leste Paulista de Energia (“CPFL Leste Paulista”), Companhia Sul Paulista de Energia (“CPFL Sul Paulista”), Companhia Luz e Força de Mococa (“CPFL Mococa”), Companhia Jaguari de Energia (“CPFL Jaguari”), CPFL Jaguariúna Participações Ltda. (“CPFL Jaguariúna”), CPFL Eficiência Energética S.A. (“ESCO”), CPFL Comercialização Brasil S.A. (“CPFL Brasil”), CPFL Geração de Energia S.A. (“CPFL Geração”), CPFL Serviços Equipamentos, Industria e Comércio S.A. (“CPFL Serviços”), CPFL Transmissão Piracicaba S.A. (“CPFL Transmissão Piracicaba”), CPFL Transmissão Morro Agudo S.A. (“CPFL Transmissão Morro Agudo”) and CPFL Telecom S.A. (“CPFL Telecom” and, jointly with the others, the “Subsidiaries”) to vote for including the facility of increasing the limit for issues of surety-insurance policies by the Subsidiaries, related to the participation in auctions, to the offering of guarantees in legal processes, as well as to enter into bilateral energy purchase and sale agreements, with J. Malucelli Seguros S.A. (“J. Malucelli"), Fator Seguradora S.A. (“Fator) and Austral Seguradora S.A. (“Austral”) – Resolution 2016106-E of the Board of Executive Officers;

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ): 02.429.144/0001-93
Company Registry (NIRE) No. 353.001.861-33

(vii) Discuss and recommend that the executives nominated by the Company to the management of subsidiaries vote for approval of the following items: (a) Foz do Chapecó Energia S.A. (“Foz do Chapecó”) and Chapecoense Geração S.A. (“Chapecoense”): election of an Executive Officer; (b) CPFL Paulista, RGE, CPFL Piratininga, CPFL Santa Cruz, CPFL Sul Paulista, CPFL Leste Paulista, CPFL Jaguari and CPFL Mococa: Execution of contracts for the supply of reclosers and panels with Schneider Electric Brasil Ltda. – Resolution 2016105-E of the Board of Executive Officers; (c) CPFL Paulista, CPFL Piratininga, CPFL Santa Cruz, RGE, CPFL Jaguari, CPFL Leste Paulista, CPFL Sul Paulista and CPFL Mococa: Declarations of Required Power related to Auction A-3 of 2016 – Resolution 2016108-E of the Board of Executive Officers; (d) CPFL Brasil: Energy purchase and sale operations with Tupy S.A. (“Tupy”) – Resolutions 2016109-E and 2016110-E of the Board of Executive Officers, recording that Messrs. Décio Bottechia Júnior and Arnaldo José Vollet abstained from voting, as Tupy is a Related Party of the shareholder BB Carteira Livre | Fundo de Investimento em Ações; and (e) CPFL Paulista, CPFL Piratininga, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari, CPFL Mococa, RGE, CPFL Brasil, CPFL Planalto Ltda. (“CPFL Planalto”), CPFL Geração, CPFL Atende de Contatos e Atendimentos LTDA. (“CPFL Atende”), Nect Serviços Administrativos Ltda. (“Authi”), CPFL Total Serviços Administrativos Ltda. (“CPFL Total”) and TI Nect Serviços de Informática Ltda. (“TI Nect”): Declaration of Interim Dividends – Resolution 2016104-E of the Board of Executive Officers; and

(viii) Take cognizance of the consolidated results for July/2016 (Year-to-Date and Budget vs. Actual) and of the Best Estimate of CPFL Energia and its subsidiaries.

6. CLOSURE: There being no further business to discuss, the meeting was adjourned and these minutes were drawn up, read, approved and signed by the Directors and the Secretary. Murilo Cesar L. S. Passos, Décio Bottechia Júnior, Ana Maria Elorrieta, Arnaldo José Vollet, Francisco Caprino Neto, José Florêncio Rodrigues Neto, Martin Roberto Glogowsky and Gisélia Silva.

This is a free English translation of the original minutes drawn up in the Book of Meetings of the Board of Directors no. 7, pages 29 to 31.

Gisélia Silva

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 13, 2016

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.